UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.             )

High Country Bancorp, Inc.
(Name of issuer)

Common Stock, par value $.01
(Title of Class of Securities)

42965Q 10 7
(CUSIP Number)

Richard A. Hills, Jr., Esq.
Womble Carlyle Sandridge & Rice, PLLC
3500 One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 888-7419
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

(continued on following pages)
(Page 1 of 10 pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 42965Q 10 7
Page 2 of 7 Pages

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Robert F. Hatcher

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 16,800 shares of common stock

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 0

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 16,800 shares of common stock

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,800 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.86%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 42965Q 10 7                                                                                                                                                   Page 3 of 7 Pages

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Georgia Pine Level Foundation, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Georgia

	7.	Sole Voting Power 28,795 shares of common stock

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 0

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 28,795 shares of common stock

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,795 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.18%

14.	Type of Reporting Person (See Instructions) CO

No. 42965Q 10 7                                                                 13D                                                                  Page 4 of 7 Pages

Item 1.    Security and Issuer.

(a)	Name of Issuer: High Country Bancorp, Inc. (the “Company”).

(b)	Address of the Principal Executive Offices of the Company: 7360 West U.S. Highway 50, Salida, Colorado 81201.

(c)	Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.01 par value per share, of the Company (the “Common Stock”).

Item 2.    Identity and Background.

(a)	This statement is being filed by Robert F. Hatcher and Georgia Pine Level Foundation, Inc. (the “Foundation”).

(b)	The business address of Mr. Hatcher is:

P.O. Box 5001
Macon, Georgia 31208

and the address of the Foundation is:

c/o SunTrust Bank
P.O. Box 4655
Atlanta, Georgia 30302
Attn: Debbie Couch

(c)
The present principal occupation of Mr. Hatcher is President and Chief Executive Officer of MidCountry Financial Corp. (“MidCountry”), a Georgia corporation in the process of acquiring a consumer finance company. MidCountry’s principal address is P.O. Box 5001, Macon, Georgia 31208. The Foundation’s principal business is making contributions to charitable organizations.

(d)	Neither Mr. Hatcher nor the Foundation has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither Mr. Hatcher nor the Foundation was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

No. 42965Q 10 7                                                                 13D                                                                  Page 5 of 7 Pages

(f)	Mr. Hatcher is a citizen of the United States and the Foundation is a Georgia non-profit corporation.

Item 3.    Source and Amount of Funds or Other Consideration.

The aggregate purchase price of Mr. Hatcher’s interests reported herein was $177,123.80. Such funds were obtained from Mr. Hatcher’s personal line of credit with SunTrust Bank, which bears interest at market rates adjusted from time to time. The aggregate purchase price of the Foundation’s interest reported herein was $515,010.25, and such funds were furnished from its working capital.

Item 4.    Purpose of Transaction.

Mr. Hatcher and the Foundation acquired the shares of Common Stock for investment purposes. Mr. Hatcher and the Foundation may acquire or dispose of additional shares of Common Stock from time to time.

Item 5.  Interest in Securities of the Issuer.

(a-b)(i)
On the date of this statement, Mr. Hatcher beneficially owns, and has the sole power to direct the vote and disposition of, 16,800 shares of Common Stock, or approximately 1.86% of the outstanding shares of Common Stock.

(ii)
On the date of this statement, the Foundation beneficially owns, and has the sole power to direct the vote and disposition of, 28,795 shares of Common Stock, or approximately 3.18% of the outstanding shares of Common Stock.

The percentage of Common Stock reported as beneficially owned is based upon 905,409 shares outstanding as reported by the Company in its Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2002.

Each Reporting Person disclaims any beneficial interest in the shares of Common Stock held by the other Reporting Person.

(c)
The Foundation effected the following transactions in the Common Stock during the past 60 days, all of which were executed on the open market. Mr. Hatcher did not purchase or sell any Common Stock during the past 60 days.

No. of Shares	Date	Average Cost
10,400	07/18/02	$19.06
1,695	07/31/02	$18.75

CUSIP No. 42965Q107                                                         13D                                                     Page 6 of 7 Pages

(d)	No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Mr. Hatcher has an agreement with MidCountry, which has been ratified by MidCountry’s Board of Directors, pursuant to which MidCountry will, on the date determined by Mr. Hatcher and MidCountry, purchase the shares of Common Stock held by Mr. Hatcher and the Foundation by issuing to Mr. Hatcher and the Foundation shares of MidCountry’s common stock having a value equal to the shares of Common Stock so purchased. For purposes of this transaction, the value of MidCountry’s common stock will be $10.00 per share and the value of the Common Stock will be its closing sales price on the date immediately prior to such issuance, as reported on the Nasdaq SmallCap Market. Mr. Hatcher is the President of MidCountry and serves on MidCountry’s Board of Directors.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1- Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2002	By:	/s/ ROBERT F. HATCHER
ROBERT F. HATCHER

GEORGIA PINE LEVEL FOUNDATION, INC.

Date: August 1, 2002	By:	/s/ ROBERT F. HATCHER
Robert F. Hatcher, President

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. §1001).

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